2728 N. Harwood Street	214.745.5400 office
Suite 500	214.745.5390 fax
Dallas, TX 75201	winstead.com

August 5, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated May 28, 2024
File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 28, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and the Company’s above referenced response to the Staff’s previous comment letter dated May 13, 2024. Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Risk Factors, page 4

1.	We note the statements in your additional risk factor that the “[t]he legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict.” Please remove the phrase that the analysis “evolves over time” as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: The Company will undertake to ensure that future risk factor disclosures relating to the legal test for determining whether a digital asset is a security will omit the phrase indicating that such test “evolves over time.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

PhunToken, page 72

2.	Please address the following as it relates to the information provided in your response to prior comment 4:

●	Provide us with a separate breakdown of the number of PhunTokens sold each period and the proceeds from such sales. For each annual period, include a breakdown of such sales (i.e., number of tokens and proceeds) to each of senior management and customers.
●	Clarify whether user engagement rewards are issued on behalf of your customers or whether they are also issued as a marketing mechanism to reward platform engagement in your ecosystem. If the latter is the case, tell us how such costs are reflected in your financial statements.

●	Tell us whether you have any obligation to your customers to track user engagement before a reward is issued to a consumer either by, or on behalf of, your customer. If so, tell us how you determined your performance obligation is satisfied at the time PhunTokens are delivered to your customer.

Response: Set forth below is a table which outlines the number of PhunToken sold and the proceeds from such sales for the years ended December 31, 2021 and 2022:

	For the year ended December 31, 2021		For the year ended December 31, 2022
	$	# of PhunToken	$	# of PhunToken
Customers	$1,054,608	130,964,983	$1,534,946	187,154,405
Sr. management	6,300	717,997	2,450	266,500

Total	$1,060,908	131,682,980	$1,537,396	187,420,905

Furthermore, during 2022, the Company issued approximately 32 million PhunToken to employees as a “bonus” (each employee, inclusive of senior management, received 400,000 PhunToken and the Company did not receive any proceeds). The Company evaluated the accounting treatment of the employee bonuses at the time of issuance. As the Company views PhunToken as a software product, it accounted for the PhunToken “bonus” as such. The Company recorded, as expense the cost of the PhunToken, which is equal to the fees it incurred for issuing and transferring PhunToken to the employees on the Ethereum blockchain, which was recognized as incurred.

The Company also issued approximately 26 million PhunToken as rewards to PhunToken holders who acted as initial liquidity providers for PhunToken by acquiring and pairing PhunToken with Ether (ETH) and depositing the pairings on UniSwap, and then receiving liquidity provider (LP) tokens from UniSwap and staking them with the Company via smart contracts.

Set forth below is a reconciliation of PhunToken issued as disclosed in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2021 and 2022:

2021 PhunToken Sold	131,682,980
2022 PhunToken Sold	187,420,905
2022 Employee Bonus	32,000,000
Staking Contracts / Liquidity Rewards (FY 2022)	26,000,000
PhunToken Issued December 31, 2022	377,103,885

The Company sold an immaterial amount of PhunToken in 2023 (less than $1,000).

With respect to PhunToken user engagement rewards and any obligation to track PhunToken user engagement, as disclosed in the first response letter, the Company’s PhunToken ecosystem is still under development. As such, the Company distributed offchain PhunToken as rewards to users for engagements with the Company on the Company’s platform, but the Company has not yet distributed PhunToken as rewards to users on behalf of any brands, media buyers or other customers of the Company.

The Company does not yet have any arrangements with brands, media buyers or other customers with respect to which the Company is or would be obligated to track PhunToken holder / user engagement on the Company’s platform.

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Item 9A. Controls and Procedures, page 100

3.	You state in your response to comment 5 that management re-evaluated its disclosure controls and procedures (DCPs) in connection with the March 31, 2024 Form 10-Q and concluded that DCPs were not effective at March 31, 2024 due to the same material weaknesses noted in your Form 10-K. Therefore, it remains unclear how management determined your DCPs were effective at December 31, 2023 given the material weaknesses that existed in your internal controls over financial reporting at such time. Please explain or amend your Form 10-K to revise your conclusion accordingly.

Response: As noted in the Company’s Annual Report, Company management, pursuant to discussions with the Company’s external auditor, determined that a material weakness in Internal Control Over Financial Reporting (“ICFR”) related to information technology general controls and segregation of duties across the Company’s financial reporting processes that existed as of December 31, 2023. Specifically, the material weakness in ICFR related to areas such as user access, program change and segregation of duties within certain information technology applications, and lack of segregation of duties between preparer and reviewer in business process controls. When Company management undertook to evaluate the Company’s Disclosure Controls and Procedures (“DCPs”) as of December 31, 2023, it concluded that that such material weakness in ICFR, which related to IT applications and segregation of duties between preparer and reviewer, did not overlap enough with the Company’s DCPs, which relate to effectively disclosing required information in Exchange Act reports and ensuring such required information is accumulated and communicated to management, to render the Company’s DCPs ineffective as of December 31, 2023. During subsequent discussions between Company management and the Company’s external auditors relating to Form 10-Q for the period ending March 31, 2024 and additional review and evaluation of Commission guidance on the matter, management determined that the weaknesses in segregation of duties within the Company’s ICFR could also be found in the Company’s DCPs, and as such, conservatively concluded that the DCPs were not effective as of March 31, 2024. Though management has since changed course on its conclusions regarding effectiveness of its DCPs, the Annual Report accurately reflects the determinations made with respect to the evaluation described

General

4.	Please provide us with a materially complete description of the PhunToken and how it is used within your platform, including how it is earned or otherwise acquired, whether it can be transferred (and if so, how), how it is priced for issuance and for use within your platform, whether it is tendered/redeemed upon use and what happens to tendered/redeemed PhunTokens. In responding to this comment, please explain how the PhunToken unlocks features and capabilities and whether there are plans to expand the available features and capabilities within your platform.

Response:

As an initial matter, the Company notes that it commenced creation and development of PhunToken when digital asset markets were developing and regulation of digital assets as securities, commodities or other property in the United States was ambiguous and evolving. PhunToken was conceived as and is intended to be a utility token generally and under applicable securities laws. The Company is in the process of refining PhunToken’s features and capabilities to ensure that PhunToken bears all of the hallmarks of a utility token and intends to use all means at its disposal to eliminate any characteristics that the Company believes would likely result in PhunToken being subject to regulation as a security. The Company has continued to develop and refine PhunToken and the ecosystem as and when financial resources have permitted and to account for changes in the digital assets markets and customers’ views and perceptions of digital assets – but over the last several years the Company has had very limited capital, other resources and knowledgeable personnel to devote to the PhunToken ecosystem. As such, the PhunToken ecosystem remains in the early stages of development. Although some PhunToken has been sold, opportunities to earn and utilize the token on the nascent ecosystem have been limited. Furthermore, the Company’s business model has yet to integrate the PhunToken engagement opportunities into its product and service offerings to brands, media buyers and other customers.

As described in our prior response letter, PhunToken exists in both “onchain” or “offchain” forms; onchain PhunToken is an ERC-20 token which the Company has issued to purchasers at a fixed purchase price of approximately $0.01/token (which fixed purchase price has not changed since its inception). PhunToken was created as and is intended to be a digital asset utility token which enables holders to engage via Phunware mobile applications initially with the Company and, when and if the ecosystem is further developed, eventually with brands, media buyers and other customers of the Company. Such engagements would occur on the Company’s platform and are expected to consist of activities which may benefit the Company and sponsoring brands, media buyers and other customers when a user, for example such as participates in surveys, watches videos or verifies user locations for proximity-based marketing campaigns. The Company anticipates that participants in such engagement activities will be rewarded by earning and receiving PhunToken from the Company or other sponsoring parties, and that PhunToken will be redeemable for valuable goods, services and experiences within branded marketplaces, similar to traditional loyalty or rewards programs.

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Earning or Otherwise Acquiring PhunToken. PhunToken has been and is expected to be earned as rewards through mobile engagement activities and bonuses. PhunToken can be purchased from the Company through a PhunToken Buy Portal which lists PhunToken for direct purchase with U.S. Dollars, Bitcoin or Ether. PhunToken can also be acquired on Uniswap via peer-to-peer transactions.

Transferring PhunToken. PhunToken can be transferred peer-to-peer (wallet to wallet) over the Ethereum blockchain although the Company’s platform does not itself provide for such transfers. As noted above, PhunToken may also be transferred on Uniswap. The ability to exchange PhunToken on such decentralized exchanges such as UniSwap is dependent on such token’s liquidity at any given time. PhunToken holders acting as “liquidity providers” on UniSwap effectively pool their PhunToken holdings together such that they create a fund which supports execution of trades pertaining to PhunToken. For example, if a “buyer” seeks to acquire PhunToken, the buyer may execute a trade at a specified price provided such token’s “liquidity providers” have provided enough liquidity in that particular token’s pool to facilitate the trade. These “liquidity providers” are incentivized to provide such liquidity by rewarding a share of the UniSwap trading fees to each liquidity provider based on their pro rata contribution to the PhunToken pool.

Use Within Our Platform. Though no such opportunities currently exist, it is anticipated that sponsoring brands, media buyers and other customers utilizing the Company’s platform will have the ability to tailor pricing of rewards purchased with PhunToken. As noted above, to date opportunities to earn and utilize the token on the ecosystem have been limited.

Tendering or Redeeming PhunToken. The Company anticipates that PhunToken which is repurchased or reacquired by the Company directly from holders or on UniSwap or redeemed by holders for goods, services and experiences will be reserved by the Company as authorized but unissued until reissued to new purchasers or distributed as earned rewards to participants on the Company’s platform.

Unlocking Features and Capabilities. The Company, if it continues with the development of an ecosystem, anticipates that PhunToken holders will hold and manage their PhunToken, and conduct their engagement activities through their PhunWallets; and holders will, through their PhunWallets, will be able to unlock features and capabilities within the PhunToken ecosystem. The Company is working on and plans to update its PhunToken whitepaper, terms of use and other content to reflect the above.

Plans to Expand Features and Capabilities Within Our Platform. As stated above, the PhunToken ecosystem is still in development and the Company plans to refine and expand the features and capabilities of the ecosystem. The Company is working on and plans to update its PhunToken whitepaper, terms of use and other content to reflect the above.

5.	Please clarify whether the PhunToken can be transferred outside your platform and whether it currently trades on any third-party trading platforms. In this regard, we note disclosure on your website indicating that PhunToken is available on Uniswap.

Response: As noted above, PhunToken can be transferred outside of the Company’s platform peer-to-peer on the Ethereum blockchain and on Uniswap. PhunToken is not to the Company’s knowledge currently listed on any third-party trading platform other than UniSwap. The Company does not plan to list PhunToken on any other digital assets exchange at this time. As the ecosystem develops, the Company envisions introducing limitations on transfers of PhunToken to mitigate opportunities for manipulative trading and ensure compliance with applicable laws and regulations.

6.	We note the press release you issued announcing the availability of PhunToken on Uniswap. Please tell us your role in making PhunToken available on Uniswap.

Response: The Company initially made PhunToken available on Uniswap to support the following objectives: (i) expand the awareness and accessibility of PhunToken, (ii) provide holders with exit liquidity for PhunToken that the holders did not use or consume within the PhunToken ecosystem, (iii) enhance the operation, liquidity and security of the PhunToken ecosystem and (iv) incentivize holders of PhunToken to engage with other interested parties to expand the universe of holders and users of PhunToken. The Company intended to provide support to PhunToken through periodic repurchases and reacquisitions of PhunToken directly from holders and indirectly on UniSwap to support the above objectives and to facilitate the valuation / price of PhunToken to remain at or near $0.01/PHTK (similar to a stablecoin). The Company has not repurchased or reacquired PhunToken from holders or on UniSwap since 2022.

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7.	If the PhunToken is intended to be used as a so-called “utility token” within your platform, please tell us why the supply is capped, and address your statements indicating that no additional PhunToken will ever be created, and the capped supply may potentially make the PhunToken more valuable.

Response: PhunToken is intended to be used as a “utility” or “medium of exchange” token with the Company’s engagement platform. PhunToken is intended to maintain a stable value and experience minimal price inflation so that users are incentivized to acquire and spend the tokens within the engagement ecosystem, much like currency or stablecoins, rather than hold them as investments for speculation. The Company elected to cap the supply of PhunToken and to not issue additional PhunToken only to make PhunToken more valuable within the ecosystem (i.e., solely to be used to acquire more goods, services and experiences) in order to promote, encourage and incentivize participation therein. As such, natural appreciation in the price of such tokens may occur if the supply of tokens is limited and the model requires the use of tokens. The Company has limited the supply of PhunToken at 10 billion tokens. As the ecosystem develops, the Company envisions introducing limitations on transfers of PhunToken to mitigate opportunities for price appreciation and ensure compliance with applicable laws and regulations.

8.	It appears that the company intended to issue a substantial portion of the PhunTokens to senior management through Restricted Token Purchase Agreements, although the Company subsequently rescinded such agreements. Please tell us how that contemplated issuance is consistent with your legal analysis and whether any members of senior management have been issued or have the right to acquire PhunTokens or otherwise hold PhunTokens.

Response: The Company issued a portion of PhunToken to senior management and other employees in 2022 in connection with the initial introduction of PhunToken as part of the Company’s developing dual token ecosystem to use and consume or accumulate to use and consume later, within the ecosystem. The Company’s Board of Directors then determined in consultation with senior management that these issuances should be rescinded and possibly issued in a different manner and at a later date as part of the Company’s evolving employee compensation and incentives policies, and these issuances were rescinded in late 2022. These issuances and rescissions were not inconsistent with the Company’s analysis and intent that PhunToken are utility tokens, were not consummated as a result of any determination that PhunToken may or may not be a digital asset security or may or may not substantially increase in value. The Company has not made any similar additional issuances of PhunToken to senior management since the above described rescissions. The Company may determine if the ecosystem further develops to make additional issuances of PhunToken to certain of its executives and non-executive employees within the Company’s employee compensation and incentives policies at a later date. Following such rescissions, no members of the Company’s senior management have been issued PhunToken or have the right to acquire PhunToken or otherwise hold PhunToken as a result of their holding senior management positions; members of the Company’s senior management have the right to purchase PhunToken in the same manner as any other purchaser through the Company’s PhunToken purchase portal. PhunToken owned by the Company’s senior management (as set forth in the table above) were purchased from the Company at the Company’s listed purchase price through the Company’s PhunToken purchase portal in 2022.

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9.	The legal analysis with respect to your discussion of “Reasonable Expectation of Profits” and “Managerial or Entrepreneurial Efforts of Others” is conclusory. Please revise to provide a more detailed legal analysis and in doing so address relevant facts regarding the PhunToken and your platform. For example, we note the FAQ disclosure on your website, “Is PHTK valuable.” Moreover, address other profit-making opportunities available to holders of PhunToken, some of which appear to be outlined in your press release announcing the availability of the PhunToken on Uniswap. Finally, please address the bonus incentives of the PhunToken.

Response: The Company hereby supplements its Howey test legal analysis for PhunToken set forth in its first response letter as follows:

Reasonable Expectation of Profits. Under the third prong of the Howey test, a digital asset is more likely to be classified as a security if the purchaser has a reasonable expectation of profits from the digital asset. The Company believes that while PhunToken provides reward opportunities to its holders, PhunToken is not designed or expected to appreciate as an investment for holders nor does it provide income or profits of the Company to holders. PhunToken cannot be redeemed by the Company unless the Company agrees to do so. Rather, PhunToken is designed as a solution to facilitate engagements to match the interests of the brands, media buyers and other customers of the Company that use the Company’s platform, on the one hand, and actual or potential users and consumers of such brands, media and other activities, on the other hand. Users of the platform are incentivized to engage in more profitable activities and behaviors more often to earn more PhunToken. The Company intends for PhunToken to enable brands, media buyers and other customers to better engage with consumers in a more collaborative and personalized way by rewarding consumers in the form of PhunToken for participating in engagement opportunities, including providing feedback on consumer preferences and providing consumer information. As a result, brands, media buyers and other customers can expand their access to consumer engagements and data flowing from those engagements while consumers have more opportunities to control and be fairly compensated for those engagements, including providing opinions, viewing content, and responding to other calls-to-action, and redeem that compensation for other goods, services or experiences which suit their preferences. The Company views this as a transaction by which goods (PhunToken) are exchanged for services and other actions (engagement) and all parties benefit. The prospect that PhunToken could theoretically increase in value as the ecosystem grows is dependent upon the value of what the PhunToken can be redeemed for at any given time, which the Company expects would correlate to the value (of the data or purchase price) exchanged for the PhunToken. Furthermore, as the Company noted in Comment 7 above, though natural appreciation in the price of PhunToken may occur due to the limited supply of tokens which will make PhunToken more valuable to use and consume within the ecosystem; PhunToken was primarily designed and intended to be acquired or held only for purposes of providing rewards to consumers who choose to engage with the Company or brands, media buyers or other customers on the platform.

Managerial or Entrepreneurial Efforts of Others. Under the fourth prong of the Howey test, a digital asset is more likely to be classified as a security if reasonable expectations of profits from the digital asset are derived primarily on the managerial or entrepreneurial efforts of others. The successful use and consumption success of PhunToken by a particular holder does not primarily depend on the efforts of others, but instead primarily depends on the actions of the PhunToken holder. Consumers have or will primarily receive PhunToken (other than through purchasing or acquiring it for consideration) by providing information or other data to the Company or sponsoring brands, media buyers and other customers and by participating in other engagement opportunities such as surveys, watching videos or verifying user locations for proximity-based marketing campaigns. The value of PhunToken to a holder is what the holder will be able to redeem PhunToken for in the ecosystem from time to time, and to engage in profitable activities and behaviors on the platform to earn and receive more PhunToken. PhunToken holders may also earn rewards on generated trading fees based on their participation as “liquidity providers” on UniSwap, as is outlined in the Company’s press release entitled “PhunToken Now Available on Uniswap” dated April 5, 2022. Additionally, PhunToken has been provided to purchasers for their efforts in referring others to the PhunToken ecosystem, for their engagements within the PhunWallet app to register for PhunToken via sweepstakes offered by the Company as part of the Company’s public rollout of PhunWallet, and for their participation in a series of engagement “quests” at and relating to a large well attended digital assets conference in 2022. In all of these cases, the consumer or holder was actively participating in the PhunToken ecosystem and being rewarded for their efforts in doing so.

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10.	With respect to the legal analysis applying Gary Plastic, you state that the “PhunToken is not designed to be traded or exchanged with other holders.” It appears that PhunToken can be traded or exchanged among holders, whether within your platform or outside your platform, and that you publicize the availability for such trading and exchange. Please revise your analysis accordingly. We also note the statement, “[t]he Company does not engage in activity to facilitate the appreciation of the price of PhunToken above the prices paid by holders for PhunToken purchased from the Company.” Revise your analysis to address your further development efforts with respect to the features and capabilities for using the PhunToken on your platform, making PhunToken available on Uniswap, your activities with respect to burning the PhunToken, and any profit-making activities available to holders. For example, we note the disclosure in your whitepaper that you intend “buyback and burn PhunToken every quarter, reducing the overall circulating supply of PhunToken.”

Response: The Company does not believe its PhunToken platform is comparable to or raises concerns similar to those relating to the broker-dealer designed program involving multiple issuers, the marketing of instruments and creation of a liquid secondary market of yield-bearing instruments at issue in Gary Plastics. There is no broker-dealer type of entity facilitating transfers of PhunToken for the ecosystem; UniSwap itself does not control the marketing of PhunToken; and the Company has not and does not intend to hold itself out as actively supporting a liquid market for trading of and realizing capital appreciation with PhunToken. PhunToken is designed and intended to be used or consumed only within the Company’s engagement platform – which is its only intended practical use. The Company’s platform itself does not contemplate peer-to-peer transfer of PhunToken between holders. If PhunToken holders determine they purchased PhunToken or received PhunToken as rewards in amounts which exceed their desired ecosystem use or consumption objectives, the holders can at this time transfer them like any other commodity, peer-to-peer without using an exchange or on UniSwap, or resell them to the Company in amounts and at prices acceptable to the Company. The Company believes that PhunToken has and will have limited or no real value outside of its use or consumption in the Company’s ecosystem. As discussed above, the Company may further develop the PhunToken ecosystem to expand the ways and means by which holders can receive rewards or other compensation through their own efforts with brands, media buyers and other customers, recruiting other persons to participate in the ecosystem to introduce limitations on the ability of holders to transfer PhunToken outside of redeeming PhunToken for offers provided by brands, media buyers and other customers within the ecosystem, and whether to continue making PhunToken available on UniSwap. The Company has not engaged and does not intend to engage in activities on UniSwap which would reasonably be expected to result in the price of PhunToken exceeding its Company listed purchase price. The Company has not burned, and does not intend to burn, substantial amounts of PhunToken, and the Company envisions introducing limitations on such burn if and to the extent the Company determines that not doing so would likely result in PhunToken being deemed to be a security under appliable securities laws. As the PhunToken ecosystem is further developed, the Company believes that the utilization of the ecosystem would grow and provide benefit to all parties, particularly consumers, as and when they actively engage and participate in the ecosystem. Finally, the Company envisions introducing limitations on transfer of PhunToken by holders (including via UniSwap), and limitations on the Company’s ability to repurchase PhunToken from holders to mitigate opportunities for trading and holding PhunToken as an “investment” instead of participating in engagements and using or consuming PhunToken within the ecosystem, if and to the extent the Company determines that not doing so would likely result in PhunToken being deemed to be a security under applicable securities laws. As the Company continues to develop the ecosystem, the Company plans to update its PhunToken whitepaper, terms of use and other content, as appropriate or necessary, to reflect any such determinations as and when made.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Michael Snavely (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)
Troy Reisner (Chief Financial Officer, Phunware, Inc.)

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